InspireMD, Inc.

4 Menorat Hamaor. St.

Tel Aviv, Israel 6744832

April 20, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InspireMD, Inc.
Registration Statement on Form S-3 File No. 333-255038

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InspireMD, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-255038) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on April 20, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours, InspireMD, Inc.

By:	/s/ Craig Shore
Name:	Craig Shore
Title:	Chief Financial Officer, Chief Administrative Officer, Secretary and Treasurer

cc: Gary Emmanuel (McDermott Will & Emery LLP)